YUKON-NEVADA GOLD CORP.
Management Discussion and Analysis
For the three and six month periods ending June 30, 2009

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the Company’s interim consolidated financial statements for the three and six month period ending June 30, 2009 which have been prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’). Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2008 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of August 13, 2009.

SECOND QUARTER HIGHLIGHTS

  Jerritt Canyon received the restart order from the Nevada Division of Environmental Protection (“NDEP”) on March 25, 2009, allowing the Company to restart milling operations. The first gold was poured on April 16, 2009.

  During the period of operations, the Company processed and sold 5,180 ounces of gold from available stockpiles for total gold sales of $4.8 million.

  On May 30, 2009 Jerritt Canyon shutdown roaster operations due to a delay in the fabrication of certain fiberglass ductwork required in the construction of the new mercury emission control system. This resulted in the Company being unable to meet the deadline for this equipment to be installed as set by the NDEP.

  The Company completed the construction of a calomel system designed to reduce the mercury emissions from the milling process significantly below industry standards.

  The Company had a loss of $7.7 million in the second quarter of 2009 compared to $5.7 million in the second quarter of 2008. Overall the Company had a $4.3 million lower loss from mining operations, including a $1.0 million decrease in shutdown costs, and a $0.9 million reduction in general and administrative costs. These were offset by a $7.1 million tax recovery recorded in 2008 that was not realized in 2009.

  The Company issued 12.4 million units (consisting of one common share and one warrant) for total proceeds of $0.6 million. An additional 13.5 million shares were issued on the exercise of warrants for proceeds of $0.9 million.

OVERVIEW

Yukon-Nevada Gold is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in Canada and the United States. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon
The Jerritt Canyon operation consists of a milling facility and two underground mines, the Smith and the SSX, and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)

	2009			2008
	Q2	Q1	2009	Q1	Q2	Q3	Q4	2008
Gold Produced (troy ounces)
Mined ore	-	-	-	8,056	9,187	14,888	-	32,131
Purchased ore	-	-	-	5,414	2,899	4,288	-	12,601
Total	-	-	-	13,470	12,086	19,176	-	44,732
Gold Sold (troy ounces)
Mined ore	5,180	-	5,180	14,890	6,405	14,644	550	36,489
Purchased ore	-	-	-	10,700	2,300	5,500	1,371	19,871
Total	5,180	-	5,180	25,590	8,705	20,144	1,921	56,360
Gold sales	$4,788	$-	$4,788	$21,789	$7,773	$17,162	$2,257	$48,981
Cost of gold sold	6,089	68	6,157	22,408	12,463	20,606	3,265	58,742
Temporary shutdown costs	2,460	2,452	4,912	4,360	3,497	-	5,258	13,115
Average sales price per ounce	924	-	924	851	892	852	888	869

Jerritt Canyon operated its milling operations for 63 and 68 days in the three and six months ended June 30, 2009, respectively compared to 61 and 113 days for the comparable period in 2008.

During the year ended December 31, 2008 the Jerritt Canyon operations were shut down for the majority of the year. In February 2008, the Company shutdown the mill and the mines for an extended safety, care and maintenance cycle to deal with the effects of a lack of focus in these areas over the last five or more years. During this period, extensive capital projects were undertaken to improve the infrastructure at the mines and the processing facility designed to improve the performance of the site and increase compliance with state safety and environmental regulations. Subsequent to this voluntary shutdown, on March 19, 2008, the Company received a “stop order” from the NDEP due to issues involving the installation and the maintenance of instrumentation necessary to monitor key operating parameters in the emissions control systems.

Although the Company was able to recommence operations in April 2008, the Company was again forced to shut down the operations at Jerritt Canyon in August 2008 due to the increasing costs associated with the existing mining plan and the required infrastructure expenditures remaining to be completed. Subsequent to shutting down, the Company was required to obtain approval from the NDEP for the restart of the Jerritt Canyon operations. This approval was contingent on the Company addressing the requirements outlined in the stop order. An approval order was received to restart the process mill at Jerritt Canyon on March 25, 2009. During the period of operations in April and May the Company processed 78,397 tons of ore, including 6,188 tons of purchased ore.

On May 30, 2009, the process mill at Jerritt Canyon was shut down due to a delay in the fabrication of certain fiberglass ductwork required in completing and connecting the improved mercury emissions control system, designed to minimize the proportion of oxidized (reactive) mercury released to the air. This delay resulted in the Company being unable to meet a deadline contained in the restart order issued by the NDEP. Queenstake has successfully complied with other requirements of operation per NDEP Order 2009-4. Subsequent to quarter-end, the Company has taken delivery of the fiberglass duct work and completed the mercury emissions system. Currently, management is working with the NDEP and the Attorney General to complete a Consent Decree which will provide strict requirements for managing fluid, waste and air emissions at Jerritt Canyon and allow the Company to begin operating the process facility once again.

Management is working on a revised mine plan that would involve additional upfront development of the mines but would focus on reducing the dilution and improving the mining results. This mine plan, when completed, will require additional financing in order to fund the initial investment in the mines. Investment of this additional capital will be avoided, in part, if the Company engages contractors to undertake the mining operations, which it is considering.

Ketza River
For the Ketza River Project in the second quarter of 2009, data from 2008 continued to be compiled in the central data base. Sampling of the core from last year is nearly complete. Results from 2008 were reviewed and new drill targets identified. Reconnaissance work has identified several new manto and chimney zones. Once sufficient financing is in place, management will continue further exploration and definition of the ore body, focus on completing the Pre-feasibility Study, commencement of development at the site and the relocation of the unused wet mill assets currently in place at the Jerritt Canyon operation.

Silver Valley
No work was carried out on the Silver Valley property in 2008 and the first half of 2009. Work on this property will commence when additional funding becomes available.

Yukon-Shaanxi Mining Company
During the first half of 2009 the Company performed limited exploration work on the Mt. Nansen property and determined in May that it would not renew the option to continue. Exploration work at the Skukum property owned by Tagish Lake did continue as part of the ongoing due diligence for a possible merger with Tagish Lake. Yukon-Shaanxi is reviewing other mining interests in the Yukon for further investment. The Company proportionately consolidates its 50% share the accounts of this joint-venture. As at June 30, 2009, Yukon-Shaanxi has spent C$0.2 million on exploration activities in the Yukon territories.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007
Income Statement
Gold Sales	$4,788	$-	$2,257	17,162	$7,773	21,789	$38,224	$26,236
Cost of gold sold	6,089	68	3,265	20,606	12,463	22,408	28,535	18,757
Gross margin - mining operations	(1,301)	(68)	(1,008)	(3,444)	(4,690)	(619)	9,689	7,479
Loss from mine operations	(6,030)	(4,733)	(8,182)	(6,866)	(10,352)	(8,872)	7,107	3,248
Loss before taxes	(7,687)	(5,136)	(14,004)	(77,453)	(12,777)	(13,201)	3,373	547
Net loss	(7,687)	(5,223)	(13,575)	(77,201)	(5,700)	(8,884)	2,404	547
Net loss per share	(0.02)	(0.02)	(68.64)	(0.42)	(0.03)	(0.05)	0.01	-
Weighted average # of shares
outstanding (000')	311,964	283,191	197,775	185,450	181,887	175,206	174,846	169,622
Balance Sheet
Cash and cash equivalents	1,931	827	1,106	2,301	4,260	17,620	41,104	48,759
Total assets	$197,394	$197,190	$199,636	$207,824	$306,968	$280,500	$296,167	$268,279

RESULTS OF OPERATIONS

The Company incurred a loss of $7.7 million during the quarter ended June 30, 2009, compared to a loss of $5.7 million in the quarter ended June 30, 2008. The increased loss is due to the absence of a $7.1 million tax recovery in 2008 offset by a $3.4 million improvement in gross margin, a $1.0 million decrease in shutdown costs, and a $0.9 million reduction in general and administrative costs.

During the six months ended June 30, 2009, a loss of $12.9 million was incurred compared to $14.6 million in the same period in 2008. The $1.7 million reduction in the loss is due to a $8.5 million lower loss from mine operations (including temporary shutdown costs and depreciation) as a result of the significantly reduced activity level in 2009, as well as lower corporate costs and the absence of a $3.9 million loss on forward arrangements incurred in the second quarter of 2008, offset by a $11.4 million reduction in the tax recovery as the Company did not recognize any future income tax assets in the second quarter of 2009.

Gold sales:
Gold sales were $4.8 million in three months ended June 30, 2009 compared to $7.8 million in the same period of 2008. The decrease is due to a 40% decrease in ounces sold offset by 4% increase in the price realized. Sales of gold were lower in the three months ended June 30, 2009 compared to the same period in 2008 as the Company experienced operational issues with the mill contractor in place during the 63 days of operations within the quarter. The increase in the price realized reflects a 3% increase in the average spot price for the period from $896 per ounce to $922 per ounce. In the second quarter of 2009, sales were comprised of Jerritt Canyon ore of 5,180 ounces (2008 - 6,405 ounces) and third party ore of nil ounces (2008 - 2,300 ounces), at a price realized of $924 per ounce in the three months ended June 30, 2009 ($852 per ounce for the three months ended June 30, 2008).

Gold sales were $4.8 million in six months ended June 30, 2009 compared to $29.6 million in the same period of 2008. The decrease is due to an 84% decrease in ounces sold as the mill operated for only 68 days in 2009 compared to 113 days in the six months ended June 30, 2008. As well, during the 68 days of operations the mill experienced operational issues with its mill contractor, leading to the termination of their services in June. In the first half of 2009, sales were comprised of Jerritt Canyon ore of 5,180 ounces (2008 – 21,295 ounces) and third party ore of nil ounces (2008 – 13,000 ounces), at a price realized of $924 per ounce ($862 per ounce) in the six months ended June 30, 2009.

Gross margin – mining operations:
The Company had a negative gross margin on mining operations of $1.3 million and $4.7 million for the three months ended June 30, 2009 and 2008 respectively. The lower loss is a result of lower production levels as well as lower operating costs during the period. The operations were shut down on May 30, 2009 so the remaining costs for the period have been recorded as temporary shutdown costs.

During the six months ended June 30, 2009 and 2008, the Company had a negative gross margin on gold sales of $1.4 million and $5.3 million respectively. The lower loss is due to the lower production levels as the Company was operating for 68 days in 2009 versus 113 days in 2008. As well, the overall operating cost during the period of production was lower due to lower production and reduced operating costs as a result of lower headcount required for operations.

Temporary shutdown costs:
As discussed above in the “Overview” section the mine has be operating intermittently in 2009 and 2008 while safety, operational and environmental issues get resolved. The mine operated for 63 and 68 days in the three and six months ended June 30, 2009, respectively compared to 61 and 113 days for the comparable period in 2008. During the temporary shutdowns the Company incurred significant expenditures, some of which will benefit the operations beyond the upcoming year and have been capitalized accordingly. Expenditures that did not have a future economic benefit to the Company beyond the upcoming year were included in the Statement of Operations as “temporary shutdown costs”. The Company did not capitalize any shut down costs during 2009.

Temporary shutdown costs were $2.5 million in the second quarter of 2009 compared to $3.5 million in the comparable period in 2008. Despite the operations being shut down for substantially the same amount of time, the costs were $1.0 million or 29% lower due to the significant reduction in the work force and other operating costs in the second quarter of 2009 when compared with 2008. Temporary shutdown costs were $4.9 million in the first half of 2009 compared to $7.9 million in the comparable period in 2008 due to the longer period of shut down in 2009 as well as lower costs resulting from the reduced workforce and other cost curtailment actions taken by the Company.

Depreciation, depletion and amortization:
The Company had $1.5 million and $3.0 million in depreciation, depletion and amortization in the three and six months ended June 30, 2009, respectively compared to $1.6 million and $5.0 million for the comparable period in 2008. The depreciation, depletion and amortization for the six months ended June 30, 2009 is $3.0 million compared to $5.0 million in 2006. The lower charge reflects the absence of the depletion due to the write-down of mineral properties in the third quarter of 2008. For the second quarter, despite higher depletion in 2008 as discussed above, the depreciation, depletion and amortization charge remained substantially the same as 2008 as the mine operated throughout the period in 2008 and built up inventory levels. A significant portion of depreciation, depletion and amortization was charged to inventory in 2008 to be recognized when the inventory is processed and sold.

General and administrative expenses and stock-based compensation:
For the three and six months ended June 30, 2009, the Company incurred general and administrative expenses of $0.5 million and $1.3 million, respectively, compared with $1.3 million and $2.4 million in the comparable 2008 periods. The lower expense arises from the closure of the Jerritt Canyon operations and the subsequent workforce reduction and cost curtailment actions taken by the Company.

Stock-based compensation was nil in the three and six months ended June 30, 2009 compared to $0.4 million and $1.1 million in the comparable period in 2008, as there were no stock options granted in the first half of 2009.

Interest and other income:
For the three and six months ended June 30, 2009, interest expense and other loss was $0.1 million compared to income of $0.5 million and $1.5 million for the respective periods in 2008, reflecting lower interest income on lower cash balances and a loss on the sale of assets of $0.2 million in the first quarter of 2009.

Other items:
A foreign exchange loss of $1.0 million and $0.7 million in the three and six months ended June 30 2009, respectively, was due to the strengthening of the Canadian dollar relative to the US dollar. The loss relates primarily to losses on Canadian denominated monetary liabilities, (accounts payable, future income taxes and asset retirement obligations), offset by gains in Canadian denominated monetary assets (primarily restricted cash). In the three and six months ended June 30, 2008, there was a foreign exchange gain of $0.1 million and a foreign exchange loss of $0.3 million due to the changes in the relative value of foreign currency assets, (primarily cash and restricted cash) compared with foreign currency liabilities (primarily future income taxes and asset retirement obligations), as the exchange rate remained relatively stable during that period.

The three and six month ended June 30, 2008 had a loss of $0.7 million and $3.9 million on forward sales of gold. During the third quarter of 2008 the Company wound up all remaining forward sale contracts and has not entered into any new contracts subsequently.

Income taxes:
The income tax expense was $0.1 million for the three and six months ended June 30, 2009. The future income tax assets arising from loss carry forwards are offset with a full valuation allowance until there is sufficient evidence that, more likely than not, the Company will be able to utilize these losses to offset income.

During the three and six months ended June 30, 2008 the Company recognized a future income tax recovery of $7.1 million and $11.4 million, respectively. The amount recognized in the second quarter reflects the recognition of additional loss carry forwards available to offset future taxable income along with adjustments to the current year tax assets due changes that were made to the underlying tax values of assets and liabilities acquired with the Queenstake acquisition. These adjustments were made as part of the finalization of the purchase price allocation originally recorded on June 19, 2007 and reflect management’s revised valuation of the tax assets and liabilities that were acquired. In addition in the first quarter, recoveries of $3.7 million arose from the recognition of tax losses for the quarter that will be available to offset against future taxable income as well as differences in the timing of the deductibility of forward contract losses within the Company’s US subsidiary.

LIQUIDITY

At June 30, 2009, cash and cash equivalents was $1.9 million compared to $1.1 million at December 31, 2008. At June 30, 2009 the Company had a working capital deficiency of $14.7 million, compared to a working capital deficiency of $7.8 million at December 31, 2008, as a result of the following activities:

Operations:
In the first half of 2009 the Company recorded a loss of $12.9 million, which, adjusted for non-cash items, resulted in cash outflows of $7.8 million before changes in working capital. This is comprised primarily of temporary shut down costs of $4.9 million, a negative gross margin of $1.4 million and general and administrative costs of $1.3 million. During the first half of 2008 the Company recorded a loss of $14.6 million, which, adjusted for non-cash items, resulted in cash outflows of $16.3 million before changes in working capital. This resulted from a $5.3 million negative gross margin, temporary shutdown costs of $7.9 million and general and administration costs of $2.4 million.

Changes in non-cash working capital resulted in a $7.5 million cash inflow during the six months ended June 30, 2009 compared to cash inflows of $17.5 million in comparable period in 2008. The inflows in 2009 were primarily due to an increase in accounts payable by $2.1 million primarily related to the Jerritt Canyon operations, and the receipt of deferred revenue of $4.8 million. In 2008 changes to non-cash working capital were due to a reduction of accounts receivable $5.4 million due to the recovery of various deposits and an increase in payable of $11.7 million due primarily to the receipt of proceeds on deferred revenue.

Investing:

Capital expenditures

	Three months ended June 30		Six months ended June 30
Property Plant and Equipment (in thousands)	2009	2008	2009	2008
Mill and equipment expenditures - Jerritt Canyon mine	$724	$15,071	$830	$20,474
Exploration expenditures - Ketza River project	-	53	-	102
Other	35	42	35	68
	$759	$15,166	$865	$20,644

	Three months ended June 30		Six months ended June 30
Mineral Property (in thousands)	2009	2008	2009	2008
Mine capital expenditures - Jerritt Canyon mine	$-	$3,422	$-	$7,671
Exploration expenditures - Jerritt Canyon mine	-	2,774	-	4,816
Exploration expenditures - Ketza River project	434	4,624	809	8,936
Exploration expenditures - Yukon-Shaanxi	58	53	78	53
Other	-	56		90
	$492 $	10,929	$887	$21,566

Expenditures on property, plant and equipment and mineral properties were $1.3 million and $1.8 million in the three and six months ended June 30, 2009, respectively, compared with $26.1 million and $42.2 million in the comparable periods in 2008. Mine capital and exploration expenditures at Jerritt Canyon were nil in the six months ended June 30, 2009 compared to $7.7 million in the comparable period in 2008 as management focuses on the development of a new mine plan and pursues sources of funding for mining activities. The mill at Jerritt Canyon operated between March 25 and May 30, 2009, with expenditures during the three and six months ended June 30, 2009 of $0.7 million and $0.8 million, respectively, compared with $15.1 million and $20.5 million in the comparable 2008 periods. In 2009 the expenditures were focused on completing the calomel system ($0.3 million), mill instrumentation for the continuous emissions monitoring system ($0.3 million) and tailings pond improvements ($0.1 million). In 2008 expenditures included $8.5 million on mill facilities, $5.4 million on the development of the calomel system and tailings pond improvements, $3.8 million on mine facility upgrades, and $2.4 million on refurbishing and purchasing of mobile equipment. Exploration at Ketza River has been reduced from $4.6 million and $8.9 million in the three and six months of 2008, respectively to $0.4 million and $0.8 million, respectively, in the 2009 due to cash restrictions.

Financing:
The Company issued 54.7 million shares for proceeds of $2.8 million in first half of 2009, including 13.5 million shares issued on the exercise of warrants for proceeds of $0.9 million. Also in the first quarter of 2009, the Company completed the sale of an asset held under a capital lease. Proceeds of $0.1 million in cash were received and the remaining balance of the capital lease, $0.7 million, was terminated.

CAPITAL RESOURCES:

The Company had a cash balance of $1.9 million as of June 30, 2009 and a negative working capital balance of $14.7 million. The Company has minimal cash available to be restricted for future exploration as of June 30, 2009. The Company has a remaining funding requirement of C$11.6 million for future exploration expenditures to be spent from the flow-through financing in May 2008 that provided C$20.1 million for exploration on the Ketza River project and other exploration activity in Canada. These restricted funds were applied to non-flow-through expenditures during the third quarter of 2008, reducing the amount available to fund this obligation. The remaining requirement must be spent by the Company, in accordance with the flow-through share agreement, by the end of 2009. Management intends to take steps necessary to bring the Company back into compliance with the flow-through agreements during 2009. If it fails to do so, it will be liable to the investors for their additional taxes payable.

The cash on hand at June 30, 2009 is not sufficient to maintain the ongoing operations of the Company for more than six weeks. Management believes that sufficient funding can be obtained from operations and through further financing to ensure the company will continue as a going concern. Should operations be determined to be unprofitable, further curtailment of operations would be undertaken to reduce costs.

OUTLOOK

The Company’s immediate goal at Jerritt Canyon is the completion of the work required to comply with the NDEP compliance standards. In order to achieve this, the company has taken a more active role in the management of the mine. At the same time the company has undertaken a significant maintenance and upgrade program of the milling and ore treatment facilities at Jerritt Canyon to allow continuous and reliable operations. It is estimated that this and other work will bring the Company back into full compliance and improve the efficiency of the operations.

The Company has proven and probable reserves at Jerritt Canyon, not accounting for 2008 mining and depletion, of 717,300 ounces of gold. In addition, there are ounces already mined and stockpiled on the run-of-

mine ("ROM") pad. These ROM pad resources, along with ore purchased from third parties, will allow the Company to achieve the presently budgeted throughput of 3,300 tons per day. The mill facility is currently licensed to treat 4,320 tons per day with an overall potential capacity of 6,000 tons per day with the appropriate permitting.

The Company is also focusing on the completion of a long term mine plan and obtaining financing, preferably debt, to fund the required development and backfill work to support future mining activities. To ensure ongoing operations once the ROM stockpile is processed, the Company has hired an experienced mine manager, Adam Knight, P.Eng., who brings extensive experience working at Jerritt Canyon during the period that the property was operated by AngloGold and Independence Mining Company. He and additional staff are presently planning the re-commencement of profitable underground mining operations. The Company's mined ore would be supplemented by toll milling for mine companies who either have no mill or have insufficient capacity in their own facilities.

In the Yukon, the Company will be completing the YESSA application using existing drill results and will continue exploration activity at the Ketza River and Silver Valley properties with a plan to commence development toward the end of 2009. These expenditures will be funded through cash flows from Jerritt Canyon as well as external sources of financing. Sources of external financing may include bank borrowings and future equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and or results of operations and financial condition should cash flows be insufficient to support the operations. There can be no assurance that the Company will be able to secure the financing necessary to retain rights to, or to begin or sustain production at any of the Company’s mineral properties.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The conditions described in the preceding paragraphs raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern and recover the investment in property, plant, and equipment and mineral properties is dependent on the Company’s ability to obtain additional financing in order to meet planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

At August 13, 2009, the Company had $1.5 million of cash and cash equivalents.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of June 30, 2009.

SUBSEQUENT EVENTS

(a)

On July 21, 2009, the Company granted incentive stock options to certain of the Company's directors, officers and employees to purchase up to 20,000,000 common shares. The options will be granted for a period of five years, commencing on July 17, 2009, at C$0.15 per share. The granting of the options is subject to acceptance by the applicable securities regulatory authorities and, if applicable, ratification by the shareholders of the Company.

(b)

On August 7, 2009 the Company closed the first tranche of 18.8 million units at a price of C$0.10 per Unit of a C$4 million non-brokered private placement for total proceeds of $1.9 million. The remainder is fully subscribed for and is also in the process of closing. There was no finder’s fee paid on the private placement. Each Unit will consist of one common share and one share purchase warrant (the "Warrant"). The Warrant can be exercised to purchase one additional common share at a price of C$0.125 per share within 30 months of closing of the private placement.

RELATED PARTY TRANSACTIONS

During the three and six months ending June 30, 2009, the Company paid a total of nil and C$0.1 million compared with C$0.1 million and C$0.1 million in the comparable periods in 2008, for legal fees to a law firm in which the Corporate Secretary of the Company is a partner in the firm.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares the financial statements in accordance with Canadian GAAP. Certain estimates and assumptions must be made by management that affects the reported amounts of assets, liabilities and shareholders’ equity for the period. Critical accounting estimates include estimates that are uncertain and changes in such estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis based on the most current information available. The following estimates are critical:

Depletion of mineral properties
Depletion of producing mineral properties is impacted by the estimation of proven and probable reserves, in accordance with National Instrument 43-101. There are many uncertainties associated with having a reserve estimate completed. The proven and probable reserve estimate is completed once a year, near the calendar year-end, on the Jerritt Canyon property and this estimate is the basis of depletion for the upcoming year. Consequently, the depletion calculation for each period is directly affected by the reserve estimate at year-end.

Capitalization of long-term mine development costs
The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets
The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the fair value of the assets in a reporting unit to the carrying value in the accounts. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Purchase price allocations on business combination
The purchase price allocation of the Queenstake assets and liabilities acquired in the business combination was finalized in the second quarter of 2008. In determining the fair value used in the purchased price, the Company engaged independent professionals to assist in the valuation of (a) the mineral property (b) the processing plant and equipment (c) income tax assets and liabilities and (d) the asset retirement obligation.

Management has used the information provided by the independent professionals to determine the “fair value” of the aforementioned assets and liabilities. All valuation work has a certain amount of assumptions in determining fair value. Management has reviewed major assumptions to ensure they are supportable in the context of today’s operating environment.

Asset retirement obligation
Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, incomes taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities as well as the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when differences are expected to reverse. Future income tax assets and liabilities are evaluated utilizing the guidance provided in FIN 48, Accounting for Uncertainty in Income Taxes, which prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements.

Stock-based compensation
The fair value of stock options granted, using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted. Management currently uses the entire life of the stock option granted as the estimated outstanding life and will continue using this until enough history relating to prior grants has been established to modify this assumption.

IMPACT OF ADOPTION OF NEW ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064 Goodwill, and intangible assets, replacing accounting standard Section 3062 Goodwill and other intangible assets and accounting standard Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. There was no impact on the Company’s financial position and results of operations as a result of these new standards.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

Mining Exploration Costs
In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supersedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs (“EIC-126”), to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application. The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (Section 1582), 1601 – Consolidated Financial Statements (Section 1601) and 1602 – Non-controlling Interests (Section 1602) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, inventory, accounts payable, accrued liabilities, payable on third-party purchased ore, deferred revenue, and other long term liabilities. The carrying amounts of financial instruments, except for as noted below, approximate their fair values.

Previously, the Company engaged in the forward sale of gold produced from ore purchased from third parties to ensure the Company achieves an acceptable profit margin on this activity and to protect against a decline in the price of gold. The Company discontinued this practice in August of 2008 and settled all remaining contracts outstanding at that time, resulting in a realized gain on settlement of $0.3 million.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks (in no particular order) and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while being exposed to downward movements in the price of gold. Third party ore purchases are based on market price of gold at date the Company takes possession of the ore..

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. The Company has opted to utilize the services of SRK Consulting in its 43-101 work for both the Jerritt Canyon mine and the Ketza River project in the past. This ensures a consistent methodology is utilized from property to property. SRK Consulting has done reserve and resource estimate work for numerous years on the Jerritt Canyon mine and is quite familiar with the property.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. Management is currently in the process of working with the Nevada Division of Environmental Protection to develop a plan to ensure long-term compliance of the Jerritt Canyon mine.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities during 2008 to mitigate the impact of these risks.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The current tightening of credit and decline in liquidity have presented new challenges to Companies attempting to obtain financing. As well, the significant reduction in the Company’s market capitalization has made it difficult to obtain substantial funding through equity issues without significant dilution of the existing shareholders. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to spend as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of August 13, 2009:

Common shares issued and outstanding	351,951,607

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding	Exercise price	Years to expiration
Shareholder warrants	270,477,132	$0.37	1.2
Stock options	25,835,000	$0.45	4.4

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the three and six months ended June 30, 2009 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officer and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and

(ii)

the design of the company’s internal control over financial reporting as of June 30, 2009, pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at June 30, 2009.

Management is in the process of redesigning certain internal controls relating to the material weaknesses as reported in the December 31, 2008 management discussion and analysis.

1.	Control Environment

The Company has effectively designed and communicated the whistleblower policy in place as well as developed a Code of Conduct for the employees, pending approval from the Board of Directors. The Company has also maintained documentation of all reference checks performed and is enforcing the policy throughout the Company. Performance of a complete fraud risk assessment will be performed once the Company has stabilized the operations and completion of the next Annual General Meeting in order to allow for all directors to participate in this assessment.

2.	Information and Communication

The Company is continuing to evaluate and develop the procedures around the communication of departures from corporate policies to ensure that departures are responded to on a timely basis and discussed with the Board of Directors. The Insider Trading Policy has been communicated out to employees to enhance their awareness of the Company’s trading restrictions.

3.	Management review

Management is continuing to evaluate the need to hire additional resources to enhance the management review process. In preparation of the quarterly financial statements, management has hired competent temporary personnel to assist in the preparation and review.

4.	Inventory

The Company is in the process of redesigning controls to support the tracking and reporting of inventory movement on a regular basis as well as performing periodic stockpile and materials and supplies counts.

To mitigate the risks senior management exercises a constant degree of oversight. Further remediation of the identified weakness is planned. This will consist of consolidating the financial systems on a common accounting platform and further segregation of duties within the Company.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.